June 12, 2025

Cesar Johnston
Chairman, President and Chief Executive Officer
Silver Pegasus Acquisition Corp.
2445 Augustine Dr., STE 150
Santa Clara, CA 95054

       Re: Silver Pegasus Acquisition Corp.
           Amendment No.1 to Registration Statement on Form S-1
           Filed May 20, 2025
           File No. 333-284395
Dear Cesar Johnston:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 12, 2025 letter.

Amendment No.1 to Form S-1 filed May 20, 2025
Cover Page

1. Please revise to clearly state that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters on the one hand, and purchasers in the offering on the other hand. See Item 1602(a)(5) of Regulation S-K.
2. Please clarify whether the potential indirect purchase of private placement warrants and founder shares by non-managing sponsor investors is conditioned upon their purchase of units in the offering.
3. Please disclose the number of non-managing sponsor members who have expressed an interest in purchasing units. Please disclose whether there is a cap on the amount that each investor may purchase. Please also disclose that the non-managing sponsor
 June 12, 2025
Page 2

       investors will have the potential to realize enhanced economic returns from their investment as compared to other investors purchasing in the offering. Please also revise the summary to add back the disclosure regarding the expression of interest and further clarify the potential impact such purchases could have upon the trading volume, volatility and liquidity.
4. We note your disclosure that non-managing Sponsor investors will have no obligation to vote any of their public shares in favor of your initial business combination, but that if they purchase all of the public units in which they have expressed interest or otherwise hold a substantial number of public units they will potentially have
       different interests than our other public shareholders    in approving a
business
       combination. It would appear that non-managing sponsor interests would have different interests than public shareholders regardless of the number of public shares they own due to their interest in founder shares and private placement warrants. Please revise to clarify here and throughout the prospectus where you state that non-
       managing Sponsor investors have no obligation to vote any public shares in favor of a business combination.
Private Placements, page 14

5. We note the disclosure regarding the ability of the Class B.2 warrant holders to exchange their warrants for common stock based upon the formula provided. Please reconcile with the cover page which states that "each private placement warrant entitles the holder thereof to purchase one Class A ordinary share at a price of $11.50 per share." Please also provide some examples calculating the exchange at various market prices and provide clear disclosure throughout to the extent such exchange could result in material dilution.
Risk Factors
Risks Relating to our Management Team, page 73

6. We note your disclosure on page 7 that in order to facilitate the initial business combination your sponsor may surrender or forfeit, transfer, or exchange founder shares, private placement warrants or any of its other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.
General

7. We note that this amendment reduces the amount of time the company has to complete its initial business combination from 24 months to 18 months. However, we continue to note numerous references to 24 months, such as in the summary and risk factors. Please reconcile the time period within which the company has to complete its initial business combination. Similarly, we note the anti-dilution percentage of the sponsor shares in the table on page 4, 20%, is inconsistent with the disclosure throughout the prospectus, which references 25%.
 June 12, 2025
Page 3

       Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Giovanni Caruso